UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Filed by the Registrant  ☐                             Filed by a Party other than the Registrant  ☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting material Pursuant to §240.14a-12

Deckers Outdoor Corporation

(Name of Registrant as Specified In Its Charter)

MARCATO INTERNATIONAL MASTER FUND, LTD.

MARCATO CAPITAL MANAGEMENT LP

MCM ENCORE IM LLC

MARCATO ENCORE MASTER FUND, LTD.

RICHARD T. MCGUIRE III

DEBORAH M. DERBY

KIRSTEN J. FELDMAN

STEVE FULLER

MATTHEW P. HEPLER

ROBERT D. HUTH

JAN ROGERS KNIFFEN

MITCHELL A. KOSH

NATHANIEL J. LIPMAN

ANNE WATERMAN

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2017 ANNUAL MEETING OF STOCKHOLDERS

OF

DECKERS OUTDOOR CORPORATION

SUPPLEMENT TO PROXY STATEMENT

OF

MARCATO INTERNATIONAL MASTER FUND, LTD.

MARCATO CAPITAL MANAGEMENT LP

MCM ENCORE MASTER FUND, LTD.

RICHARD T. MCGUIRE III

DEBORAH M. DERBY

KIRSTEN J. FELDMAN

STEVE FULLER

MATTHEW P. HEPLER

ROBERT D. HUTH

JAN ROGERS KNIFFEN

MITCHELL A. KOSH

NATHANIEL J. LIPMAN

ANNE WATERMAN

This proxy statement supplement and accompanying GOLD proxy card are being furnished to stockholders of Deckers Outdoor Corporation, a Delaware corporation (“Deckers” or the “Company”) by Marcato International Master Fund, Ltd. (“Marcato International”), Marcato Capital Management LP (“Marcato Capital”), MCM Encore IM LLC (“Marcato Encore LLC”), Marcato Encore Master Fund, Ltd. (“Marcato Encore Fund”) and Richard T. McGuire III (collectively, “Marcato,” “we,” “our” or “us”) and their nominees listed below in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), in connection with the 2017 Annual Meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders of the Company held in lieu thereof, the “2017 Annual Meeting”), which is currently scheduled to be held on December 14, 2017, at 8:00 a.m. Pacific Time. The meeting will be held at the Company’s corporate headquarters located at 250 Coromar Drive, Goleta, California 93117. The Company has set the close of business on October 16, 2017 as the record date for determining Stockholders entitled to notice of and to vote at the 2017 Annual Meeting (the “Record Date”).

We are asking you to vote on the GOLD proxy card at the 2017 Annual Meeting as follows:

1.	“FOR” the election of Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman (collectively, the “Nominees”) to serve as directors on the Board of Directors of the Company (the “Board”) until the 2018 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof) or until their respective successors are duly elected and qualified;

2.	“FOR” the repeal of each provision of, or amendment to, the Amended and Restated Bylaws of the Company adopted by the Board subsequent to May 24, 2016 and prior to the 2017 Annual Meeting, without the approval of the Stockholders;

3.	“FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018;

4.	for the approval, on an advisory basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation program; and

5.	“FOR” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

These proposals are more fully described in the definitive proxy statement filed by Marcato with the Securities and Exchange Commission (the “SEC”) on November 2, 2017. We are furnishing you this supplement to provide an update with respect to certain information included in our definitive proxy statement.

Marcato mailed definitive proxy materials, including a GOLD proxy card, to Stockholders on or about November 2, 2017, in furtherance of seeking the election of a slate of nine highly qualified and capable candidates with relevant backgrounds and industry experience. If elected, the Nominees will bring fresh perspectives, talented leadership and responsible oversight in implementing much-needed discipline at Deckers. They are committed to helping identify opportunities to deliver enhanced value. We would expect these opportunities to include, but not be limited to, potential sales of, or involving, the Company or certain of the Company’s businesses or assets, increased focus on profitable growth of the Company’s core UGG brand, hiring strategy consultants to implement an efficiency program targeting aggressive physical retail store closures, corporate cost reductions and supply chain efficiencies, recapitalizing the balance sheet to a more appropriate mix of debt and equity, implementing a disciplined capital allocation framework incorporating risk-adjusted returns on invested capital, and aligning Management compensation with improved profit margins, return on invested capital and total stockholder return.

As of November 9, 2017, Deborah M. Derby is 53 years of age.

On November 10, 2017, the Company issued a press release (the “Press Release”), which was filed with the SEC on a Form 8-K on November 13, 2017, concerning actions taken by the Company to address the lawsuit filed by Marcato in the Court of Chancery of the State of Delaware on October 23, 2017, that named the Company and each member of the Board as defendants.

According to the Press Release, the Board (i) announced that Deckers will hold the 2017 Annual Meeting on December 14, 2017, subject only to the Board’s ability, in the exercise of its fiduciary duties to stockholders, to adjust the date of the meeting should circumstances require that action, and authorized Deckers to enter into a stipulation with Marcato regarding such commitment, (ii) approved an amendment to Deckers’ credit facility to prevent an “event of default” from occurring under the credit facility if a majority of the Nominees were to be elected at the 2017 Annual Meeting and approved the Nominees under the credit facility for this purpose and (iii) disabled the acceleration of equity awards and compensation arrangements under certain of Deckers’ equity and deferred compensation plans that would have otherwise occurred if a majority of the Nominees were to be elected at the 2017 Annual Meeting and determined the Nominees, if elected, would be “continuing directors” under the relevant equity and deferred compensation plans for this purpose.

The actions described in the Press Release ensure stockholders will be able to freely vote for the directors of their choosing and provide full relief for Marcato’s claims in the lawsuit. Therefore, in response to these actions, Marcato agreed to dismiss the complaint as moot upon the terms and stipulations set forth in the order entered by the Court on November 15, 2017 (the “Order”).

In connection with the Order, (i) Deckers agreed to convene, conduct and conclude its 2017 Annual Meeting (including opening and closing the polls) on December 14, 2017, without further delay, recess, adjournment or postponement, barring a good faith determination by the Board, after consultation with outside counsel, that convening, conducting or concluding the 2017 Annual Meeting at such time would constitute a breach of the fiduciary duties owed by the members of the Board, and, in which case, the 2017 Annual Meeting shall be convened or reconvened and conducted and concluded at the earliest time at which it can be convened or reconvened and conducted and concluded in compliance with the Board’s fiduciary duties and (ii) Marcato reserved the right to submit an application for an award of attorneys’ fees and reimbursement of expenses arising out of, relating to, or incurred in connection with, the lawsuit.

For details regarding the qualifications of the Nominees as well as our reasons for making this solicitation, please see our definitive proxy statement dated November 2, 2017, previously filed with the SEC and furnished to Stockholders. Stockholders should refer to the Company’s definitive proxy statement for information concerning the Company’s nominees. If you need another copy of our definitive proxy statement or this supplement, please contact D.F. King & Co., Inc., which is assisting us, at its address and toll-free numbers listed below.

This supplement is dated November 17, 2017, and is first being furnished to Stockholders on or about November 17, 2017. This supplement should be read in conjunction with Marcato’s definitive proxy statement filed with the SEC on, and first furnished to stockholders of the Company on or about, November 2, 2017.

All GOLD proxy cards that have been submitted in connection with our mailing to Stockholders of a proxy statement and proxy card on November 2, 2017 remain valid and will be voted at the 2017 Annual Meeting as marked.

THEREFORE IF YOU HAVE SUBMITTED A GOLD PROXY CARD SINCE NOVEMBER 2, 2017 AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GOLD PROXY CARD.

THIS SOLICITATION IS BEING MADE BY MARCATO AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. EXCEPT AS SET FORTH IN THIS SUPPLEMENT AND THE PROXY STATEMENT, WE DO NOT KNOW OF ANY OTHER MATTERS TO BE PRESENTED FOR APPROVAL BY THE STOCKHOLDERS AT THE 2017 ANNUAL MEETING. IF, HOWEVER, MARCATO LEARNS OF ANY OTHER PROPOSALS MADE AT A REASONABLE TIME BEFORE THE 2017 ANNUAL MEETING, MARCATO WILL EITHER FURTHER SUPPLEMENT ITS PROXY STATEMENT AND PROVIDE STOCKHOLDERS WITH AN OPPORTUNITY TO VOTE BY PROXY DIRECTLY ON SUCH MATTERS, OR WILL NOT EXERCISE DISCRETIONARY AUTHORITY WITH RESPECT THERETO. IF OTHER MATTERS ARE PROPERLY PRESENTED THEREAFTER, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE THE SHARES OF COMMON STOCK REPRESENTED THEREBY IN ACCORDANCE WITH THEIR DISCRETION PURSUANT TO THE AUTHORITY GRANTED IN THE PROXY.

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES AND “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO MAY 24, 2016 AND PRIOR TO THE 2017 ANNUAL MEETING, WITHOUT THE APPROVAL OF THE STOCKHOLDERS.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting:

This Supplement and the Definitive Proxy Statement are available at no charge at: www.fcrvote.com/deck.

IMPORTANT VOTING INFORMATION

Your vote is important, no matter how many or how few shares of Common Stock you own. Please sign, date and return the enclosed GOLD proxy card today to vote “FOR” the election of the Nominees.

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD proxy card.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 761-6521

Email: DECKERS@dfking.com

GOLD PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 p.m., Eastern Time, on December 13, 2017.

VOTE BY INTERNET	WWW.FCRVOTE.COM/DECK

Use the Internet to transmit your voting instructions until 11:59 p.m., Eastern Time, on December 13, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR
VOTE BY TELEPHONE	1-866-859-2518

Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m., Eastern Time, on December 13, 2017. Have your proxy card in hand when you call and then follow the instructions.
OR
VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

ê     If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.    ê

Deckers Outdoor Corporation	GOLD PROXY CARD

MARCATO RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE NOMINEES SET FORTH IN PROPOSAL 1:

Proposal 1:	Marcato’s Proposal to Elect Directors.

Nominees:	(1) Deborah M. Derby	(3) Steve Fuller	(5) Robert D. Huth	(7) Mitchell A. Kosh	(9) Anne Waterman

	(2) Kirsten J. Feldman	(4) Matthew P. Hepler	(6) Jan Rogers Kniffen	(8) Nathaniel J. Lipman

FOR ALL ❑	WITHHOLD ALL ❑	FOR ALL EXCEPT THE NOMINEE(S) WRITTEN BELOW ❑

NOTE: To withhold authority to vote for any individual nominee(s), mark the For All Except box and write in the name of nominee(s) on the line below.

MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:		FOR	AGAINST	ABSTAIN

Proposal 2. To approve Marcato’s proposal to repeal each provision of, or amendment to, the Amended and Restated Bylaws of the Company (the “Bylaws”) adopted by the Board subsequent to May 24, 2016 and prior to the approval of this resolution at the 2017 Annual Meeting, without the approval of the Stockholders.		☐	☐	☐
MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3:		FOR	AGAINST	ABSTAIN

Proposal 3. To approve the ratification of the selection of KPMG LLP as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018.		☐	☐	☐

MARCATO RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF “ONE YEAR” ON PROPOSAL 4:	1 YEAR	2 YEARS	3 YEARS	ABSTAIN

Proposal 4. To approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation program.	☐	☐	☐	☐

MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 5:		FOR	AGAINST	ABSTAIN

Proposal 5. To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.		☐	☐	☐

Date
Signature (Capacity)
Signature (If jointly held)

Please sign exactly as your name(s) is (are) shown on the share certificate to which the proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS

YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN

AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE DATE OF THE 2017 ANNUAL MEETING TO BE INCLUDED IN THE VOTING RESULTS.

The proxy statement, as well as other proxy materials distributed by the participants, are available free of charge online at www.fcrvote.com/DECK.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE )

ê     If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.    ê

DECKERS OUTDOOR CORPORATION	GOLD PROXY CARD

ANNUAL MEETING OF STOCKHOLDERS

DECEMBER 14, 2017

THIS PROXY IS SOLICITED ON BEHALF OF MARCATO INTERNATIONAL MASTER FUND, LTD., MARCATO CAPITAL MANAGEMENT LP, MCM ENCORE IM LLC, MARCATO ENCORE MASTER FUND, LTD., RICHARD T. MCGUIRE III, DEBORAH M. DERBY, KIRSTEN J. FELDMAN, STEVE FULLER, MATTHEW P. HEPLER, ROBERT D. HUTH, JAN ROGERS KNIFFEN, MITCHELL A. KOSH, NATHANIEL J. LIPMAN AND ANNE WATERMAN (collectively “Marcato”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF DECKER OUTDOOR CORPORATION (the “Board”)

The undersigned hereby appoints Richard T. McGuire, Matthew P. Hepler, Edward T. McCarthy and Richard M. Brand, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Deckers Outdoor Corporation, a Delaware corporation (“Deckers”), that the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of Deckers, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2017 Annual Meeting”).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” the election of Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written on the line provided under Proposal 1), “FOR” Proposal 2, “FOR” Proposal 3, for “ONE YEAR” on Proposal 4 and “FOR” Proposal 5.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.